UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                               (Amendment No. 12)


                    Under the Securities Exchange Act of 1934


                        George Foreman Enterprises, Inc.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    372481101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 12, 2005
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            dot com Investment Corporation
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           26,200
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            - 0 -
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              26,200
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    - 0 -
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    26,200
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.80%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jewelcor Management, Inc.
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           1,410,234
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            - 0 -
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              1,410,234
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    - 0 -
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,410,534
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    42.88%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Seymour Holtzman
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           1,546,547
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            - 0 -
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              1,546,547
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    - 0 -
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,546,547
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    47.02%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Evelyn Holtzman
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    None
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    none
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S.H. Holdings, Inc.                                      23-2512788
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    None
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    none
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jewelcor Incorporated                                   24-0858676
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         NA
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    None
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    none
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 372481101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Holtzman Opportunity Fund, L.P.
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           136,313
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              136,313
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    136,313
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.14%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

      This Amendment No. 12 amends and supplements the Schedule 13D, dated December 18, 2000, as amended to date (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by dot com Investment Corporation and others with respect to the common stock, $.01 par value (the "Common Stock"), of George Foreman Enterprises, Inc., formerly known as MM Companies, Inc., a Delaware corporation (the "Company"). The address of the principal business and principal offices of George Foreman Enterprises, Inc. is c/o Jewelcor Companies, 100 North Wilkes-Barre Blvd, Wilkes-Barre, Pennsylvania 18702.

      Item 1 of the Schedule 13D, "Security and Issuer," is deleted in its entirety and replaced with the following:

      This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of George Foreman Enterprises, Inc., formerly known as MM Companies, Inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Company are located at 100 N. Wilkes-Barre Blvd., 4th Floor, Wilkes-Barre, Pennsylvania. 18702.

      Item 2 of the Schedule 13D, "Identity and Background," is deleted in its entirety and replaced with the following:

      (a) - (c), (f) This Schedule 13D is being filed jointly by Jewelcor Management, Inc., Jewelcor Incorporated, S.H. Holdings, Inc., dot com Investment Corporation, Holtzman Opportunity Fund, L.P., Seymour Holtzman, and Evelyn Holtzman (the "Reporting Persons").

      Jewelcor Management, Inc. ("JMI") is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on Schedule I attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive Officer and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock held by JMI.

      JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor") which owns and manages commercial real estate. The address of the principal business and principal offices of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

      Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI") which acts as a holding company. The address of the principal business and principal offices of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest in SHI.

      dot com Investment Corporation is a Delaware corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of dot com Investment Corporation is 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Mr. Holtzman is an indirect controlling shareholder of dot com Investment Corporation. dot com Investment Corporation is a wholly owned subsidiary of JMI.

      Holtzman Opportunity Fund, L.P. ("Opportunity") is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Opportunity is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Opportunity. and their principal occupations and business addresses are set forth on Schedule IV attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive Officer and President of Opportunity, has sole voting and dispositive power with respect to the shares of Common Stock held by Opportunity.

      Seymour Holtzman is a United States citizen whose business address is 100
N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and George Foreman Enterprises, Inc. He also serves as Chairman of Interland, Inc., an online marketing services company, and Chairman and Chief Executive Officer of each of JMI, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

      Evelyn Holtzman is a United States citizen whose business address is 100
N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

      (d) and (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and supplemented by adding the following:

      The August 12, 2005 purchase by Opportunity of an aggregate amount of 136,313 shares of Common Stock of the Company for $163,575.60 was funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

      On August 12, 2005, Opportunity and Efrem Gerszberg, President and Director of the Company, privately purchased 136,313 shares of Common Stock and 30,000 shares of Common Stock, respectively, in a negotiated transaction pursuant to a letter agreement dated August 12, 2005, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein. Prior to such transaction, the seller entered into a confidentiality agreement under which it was provided with confidential information regarding the proposed transactions involving the Company and George Foreman, which were completed on August 15, 2005. Efrem Gerszberg is a party to the August 12, 2005 letter agreement with the seller and purchased 30,000 shares of Common Stock sold thereunder; he disclaims membership in any "group" with the Reporting Entities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

      Following those transactions, which are described in a current report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 18, 2005, Seymour Holtzman is to serve as Co-Chairman and Chief Executive Officer of the Company and receive $100,000 per annum in that capacity. The amounts payable to Jewelcor Management, Inc. under its June 10, 2004 consulting agreement with the Company, previously filed as an exhibit to the Schedule 13D on April 8, 2005, will be reduced from $21,500 per month to $4,167 per month. Each of Richard Huffsmith and Jeremy Anderson, who serve as the Vice President, Secretary and General Counsel of the Company and the Chief Financial Officer of the Company, respectively, will receive a salary of $35,000 per annum.

      Item 5(a)-(b) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Entities included in this filing own an aggregate of 1,546,547 shares of Common Stock, representing approximately 47.02% of the outstanding shares of Common Stock based upon the 3,289,006 shares of Common Stock outstanding as of August 12, 2005 as reported by MM Companies, Inc. in its Form 10-QSB filed on August 12, 2005.

      As of August 18, 2005, dot com Investment Corporation beneficially owned an aggregate of 26,200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

      As of August 18, 2005, JMI beneficially owned an aggregate of 1,410,234 shares of Common Stock, representing approximately 42.88% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Jewelcor and SHI may both be deemed to have indirect beneficial ownership of the 1,410,234 shares of Common Stock held by JMI.

      As of August 18, 2005, Opportunity beneficially owned an aggregate of 136,313 shares of Common Stock, representing approximately 4.14% of the outstanding shares of Common Stock. Opportunity has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

      In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, as of August 18, 2005, Seymour Holtzman and Evelyn Holtzman may both be deemed to have indirect beneficial ownership of the 1,410,234 shares of Common Stock held by JMI and the 136,313 shares of Common Stock held by Opportunity, representing an aggregate of approximately 47.02% of the outstanding shares of Common Stock. Seymour Holtzman has sole voting and dispositive power over the shares of Common Stock held by JMI and Opportunity.

      (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

            99.1 Letter Agreement dated August 12, 2005 between Rho Management Trust I (as seller) and Holtzman Opportunity Fund, L.P. and Efrem Gerszberg (as purchasers).

            99.2 Agreement of Joint Filing among dot com Investment Corporation, Jewelcor Management, Inc., Seymour Holtzman, Evelyn Holtzman, S.H. Holdings, Inc., Jewelcor Incorporated, and Holtzman Opportunity Fund, L.P. dated August 18, 2005.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 18, 2005

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          --------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          --------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          --------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       HOLTZMAN OPPORTUNITY FUND, L.P.
                                       By: Holtzman Financial Advisors, LLC,
                                       its General Partner

                                       By: /s/ Seymour Holtzman
                                          --------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: Manager


                                       /s/ Seymour Holtzman
                                       -----------------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -----------------------------------------
                                       Evelyn Holtzman


                                                                                               SCHEDULE I


                                Directors and Officers of Jewelcor Management, Inc.


Name and Position                        Principal Occupation                   Principal Business Address
-----------------                        --------------------                   --------------------------

Seymour Holtzman, Chairman, Chief        Chairman, Chief Executive Officer,     100 North Wilkes Barre Blvd.
Executive Officer, President and         President                              Wilkes-Barre, Pennsylvania 18702
Director                                 Jewelcor Management, Inc.

Richard Huffsmith, Vice President and    Vice President/General Counsel,        100 North Wilkes Barre Blvd.
General Counsel                          Jewelcor Management, Inc.              Wilkes-Barre, Pennsylvania 18702

Joseph Litchman, Director                Consultant to Jewelcor Management,     100 North Wilkes Barre Blvd.
                                         Inc.                                   Wilkes-Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary      Corporate Secretary to Jewelcor        100 North Wilkes Barre Blvd.
and Director                             Management, Inc.                       Wilkes-Barre, Pennsylvania 18702




                                                                                            SCHEDULE II


                                  Directors and Officers of Jewelcor Incorporated


Name and Position                        Principal Occupation                   Principal Business Address
-----------------                        --------------------                   --------------------------

Seymour Holtzman, Chairman, Chief        Chairman, Chief Executive Officer,     100 North Wilkes Barre Blvd.
Executive Officer, President and         President                              Wilkes-Barre, Pennsylvania 18702
Director                                 Jewelcor Management, Inc.

Richard Huffsmith, Vice President and    Vice President/General Counsel,        100 North Wilkes Barre Blvd.
General Counsel                          Jewelcor Management, Inc.              Wilkes-Barre, Pennsylvania 18702

Joseph Litchman, Director and Treasurer  Consultant to Jewelcor Management,     100 North Wilkes Barre Blvd.
                                         Inc.                                   Wilkes-Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary      Corporate Secretary to Jewelcor        100 North Wilkes Barre Blvd.
and Director                             Management, Inc.                       Wilkes-Barre, Pennsylvania 18702



                                                                                             SCHEDULE III


                                    Directors and Officers of SH Holdings, Inc.


Name and Position                        Principal Occupation                   Principal Business Address
-----------------                        --------------------                   --------------------------

Seymour Holtzman, Chairman, Chief        Chairman, Chief Executive Officer,     100 North Wilkes Barre Blvd.
Executive Officer, President and         President                              Wilkes-Barre, Pennsylvania 18702
Director                                 Jewelcor Management, Inc.

Richard Huffsmith, Vice President and    Vice President/General Counsel,        100 North Wilkes Barre Blvd.
General Counsel                          Jewelcor Management, Inc.              Wilkes-Barre, Pennsylvania 18702

Joseph Litchman, Director and Treasurer  Consultant to Jewelcor Management,     100 North Wilkes Barre Blvd.
                                         Inc.                                   Wilkes-Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary      Corporate Secretary to Jewelcor        100 North Wilkes Barre Blvd.
and Director                             Management, Inc.                       Wilkes-Barre, Pennsylvania 18702



                                                                                                 SCHEDULE IV


                             Directors and Officers of Holtzman Opportunity Fund, L.P.


Name and Position                        Principal Occupation                   Principal Business Address
-----------------                        --------------------                   --------------------------

Seymour Holtzman, Chairman, Chief        Chairman, Chief Executive Officer,     100 North Wilkes Barre Blvd.
Executive Officer, Manager and Director  President                              Wilkes-Barre, Pennsylvania 18702
                                         Jewelcor Management, Inc.

Richard Huffsmith, Vice President and    Vice President/General Counsel,        100 North Wilkes Barre Blvd.
General Counsel                          Jewelcor Management, Inc.              Wilkes-Barre, Pennsylvania 18702

Joseph Litchman, Director and Treasurer  Consultant to Jewelcor Management,     100 North Wilkes Barre Blvd.
                                         Inc.                                   Wilkes-Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary      Corporate Secretary to Jewelcor        100 North Wilkes Barre Blvd.
and Director                             Management, Inc.                       Wilkes-Barre, Pennsylvania 18702